9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com 123 SAMPLES STREET Security Class 123 SAMPLETOWN SS X9X 9X9 Holder Account Number Form of Proxy — Annual and Special Meeting of Precision Drilling Corporation to be held on May 11, 2011 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every shareholder has the right to appoint some other person or company of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name appears on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the shareholder. 5. The securities represented by this proxy will be voted as directed by the shareholder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the shareholder, on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Fold Proxies submitted must be received by 3:00 pm (MDT) on May 9, 2011. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK • Call the number listed BELOW from a touch tone • Go to the following web site: • telephone. www.investorvote.com. You can enroll to receive future securityholder communications electronically by visiting 1-866-732-VOTE (8683) Toll Free www.computershare.com/eDelivery and clicking on “eDelivery Signup”. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual to be voted at the meeting. Voting by mail or by the Internet are the only methods by which a shareholder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345

Appointment of Proxyholder

We/I, being registered holder(s) of common shares of Precision Drilling Corporation (the "Corporation") hereby appoint Kevin A. Neveu or failing him, Robert L. Phillips,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as proxyholder to attend and to vote for and on behalf of the undersigned at the annual and special meeting of the Corporation (the "Meeting") to be held in the Enmax Ballroom, at the Calgary Chamber of Commerce, 100-6th Avenue S.W., Calgary, Alberta on Wednesday, May 11, 2011 at 3:00 p.m. (MDT) and at any adjournments thereof, and without limiting the foregoing, the said proxyholder is hereby instructed to vote at the Meeting as follows:

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Approving the following nominees for appointment to the Board of Directors of the Corporation for the ensuing year:

	For	Withhold		For	Withhold		For	Withhold
01. William T. Donovan	☐	☐	02. Brian J. Gibson	☐	☐	03. Robert J.S. Gibson	☐	☐
04. Allen R. Hagerman	☐	☐	05. Stephen J.J. Letwin	☐	☐	06. Patrick M. Murray	☐	☐
07. Kevin A. Neveu	☐	☐	08. Frederick W. Pheasey	☐	☐	09. Robert L. Phillips	☐	☐
10. Trevor M. Turbidy	☐	☐						

Fold

	For	Withhold
2. Appointing KPMG LLP, Chartered Accountants, as the auditor of the Corporation for the ensuing year;	☐	☐

	For	Against
3. Approval of an ordinary resolution, the full text of which is set forth on page 22 of the accompanying management information circular ("Information Circular") dated April 1, 2011, approving the adoption of the new Deferred Share Unit Plan, as more particularly described in the Information Circular; and	☐	☐

	For	Against
4. Approval of an ordinary resolution, the full text of which is set forth on page 23 of the Information Circular, approving the adoption of the approach to Executive Compensation ("Say-on-Pay"), as more particularly described in the Information Circular.	☐	☐

Fold

At the discretion of such nominee with respect to amendments to the matters identified in the Notice of Meeting and on such other business as may properly come before such meeting or any adjournment thereof.

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would NOT like to receive the Annual Report and accompanying Annual Financial Statements and Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

036673 AR2 PDAQ

00SP0H